August 27, 2025

Bryan Romano
Chief Executive Officer and Treasurer
World Omni Auto Leasing LLC
250 Jim Moran Blvd.
Deerfield Beach, FL 33442

       Re: World Omni Auto Leasing LLC
           World Omni LT
           Registration Statement on Form SF-3
           Filed July 31, 2025
           File Nos. 333-289150 and 333-289150-01
Dear Bryan Romano:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2 of Form SF-3.
Form of Prospectus
Underwriting, page 234

2. We note your reference to Rule 15c6-1 of the Securities Exchange Act. Please revise your disclosure to reflect the final rule amendments adopted by the Commission shortening the standard settlement cycle for broker-dealer transactions in securities
 August 27, 2025
Page 2

       from two business days after the trade date to one business day after the trade date, unless otherwise expressly agreed to by the parties at the time of the transaction. Refer to Shortening the Securities Transaction Settlement Cycle, Exchange Act Release No.
       34-96930 (February 15, 2023).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Kayla Roberts at 202-551-3490
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance